Exhibit 1.01

Conflict Minerals Report of the L.S. Starrett Company

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of the L.S. Starrett Company (The “Company”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

The Company offers for sale precision measuring tools, metrology equipment, granite-based engineered solutions, saw blades and jobsite and shop tools. In accordance with SEC rules, the Company undertook due diligence to determine if any conflict minerals (tantalum, tin, tungsten and gold) were used in its manufacturing operations. Included in our review were purchased raw materials, components used in assemblies and finished product intended for resale. This report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

The Company’s manufacturing business is several levels removed from the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

The Company’s due diligence measures included:

●	A policy statement indicating that the Company will comply with conflict minerals regulations as set forth by SEC regulations and the Dodd Frank Wall Street Reform Act.

●	Designation of the Senior Vice President Operations as the person responsible for the due diligence process and SEC reporting.

●	Nomination of one person at each manufacturing location (Engineering Manager or General Manager) to be the leader of CM compliance program.

●	A review of raw materials, purchased components, and finished product intended for resale at each of its worldwide manufacturing locations.

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A supply-chain survey with suppliers to determine if they used any of the conflict minerals and their sources of those minerals. This was done by letter and electronic communication. Each manufacturing location has a file to maintain a record of all related documentation.

●	Follow-up with those suppliers who were not responsive or were source indeterminable.

●	Institution of a CM verification process for any new suppliers.

As of May 29, 2014, the Company sent supply-chain surveys to 1088 suppliers. 793 suppliers affirmed that they do not use any conflict minerals, 188 suppliers have not responded to date, 107 suppliers have provided incomplete or insufficient responses, but the Company is continuing to work with such suppliers to obtain additional information.

In the next compliance period, the Company intends to follow the above steps, and will review its due diligence process to identify more effective means to obtain complete and accurate information about the supply chain to further mitigate the risk that its use of any conflict minerals do not benefit armed groups.